UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

HYLETE, INC.

(Exact name of issuer as specified in its charter)

Delaware	455220524

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11622 El Camino Real, Suite 100, San Diego, California 92130	92130

(Address of principal executive offices)	(Zip Code)

858-225-8998

Issuer’s telephone number, including area code

Class A Common Stock Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

In this report, the terms “Hylete”, “we”, “us”, “our” or “the company” refers to Hylete, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

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Item 1. Business

We are engaged in the design, development, manufacturing and distribution of premium performance apparel and gear. We are a community-driven brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community.

Products

We offer a suite of product offerings consisting of premium performance apparel, footwear, and gear for men and women who live a fitness-based lifestyle, including items such as shorts, pants, tops and jackets, socks, shoes and other accessories designed for functional fitness and other athletic pursuits. We sell our products at multiple price levels and design our products with unique fabrics and/or innovative features which we believe differentiates our products from those of our competitors and doubles as gear for an active lifestyle.

We believe the clothes you wear for a workout can make a difference in how you feel during as well as after exercise. While your gym clothes should be ready for even the most strenuous of exercise regimens, what works at the gym or yoga studio now works in many casual office or entertainment settings, especially as items become more stylish. We believe our customers seek a combination of performance and style in their activewear. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the strength of our brand and community appeals to those who pursue an active, mindful, and balanced life.

Product Design

We believe our customers seek a combination of performance and style in their activewear, choosing products that allow them to feel great during exercise and comfortable wearing this apparel in social settings thereafter. Our product team strives to identify consumer trends and needs, proactively seeking the input of our customers to achieve our product goals of function, style and versatility.

Our design staff remains in tune with the culture of fitness, health, and action sports, spending considerable time analyzing sales data, gathering feedback from our customers, and shopping in key markets. The team is focused on identifying and interpreting the most current trends to help forecast the future design and product demands of our customers.

We seek to regularly upgrade and improve our products with the latest in innovative materials while broadening our product offerings. Our product team designs products with technically advanced fabrics, working closely with our suppliers to incorporate the latest in innovation and styling to our products. After the initial design is complete, we work with our suppliers to develop samples, and often cycle through multiple iterations of samples to ensure that the product is manufactured to specifications and meets our high-quality expectations. We partner with independent inspection, verification, and testing companies, who conduct a variety of tests on our fabrics, testing performance characteristics including pilling, shrinkage, abrasion resistance, and colorfastness. Once we have an acceptable sample, we place an order with the supplier and the final product is made available for sale.

Sourcing, Manufacturing and Quality Assurance

The fabric and other raw materials used to manufacture our apparel products are sourced from suppliers located primarily in the Asia Pacific region. Some of the specialty fabrics and other raw materials used in our apparel products are technically advanced products developed by third parties and may be available, in the short term, from a limited number of sources. We rely on a limited number of suppliers to provide fabrics for, and to produce, our products.

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We do not own or operate any manufacturing facilities and rely solely on third party contract manufacturers operating primarily in China and the Asia Pacific region for the production of our products. All of our contract manufacturers are evaluated for quality systems, social compliance and financial strength by our internal teams prior to being selected and on an ongoing basis. Where appropriate, we strive to qualify multiple manufacturers for particular product types and fabrications. We also seek out vendors that can perform multiple manufacturing stages, such as procuring raw materials and providing finished products, which helps us to control our cost of goods sold.

While we have developed long-standing relationships with a number of our suppliers and manufacturing sources and take great care to ensure that they share our commitment to quality and ethics, we do not have any long-term term contracts with these parties for the production and supply of our fabrics and products. We require that all of our manufacturers adhere to a vendor code of ethics.

Currently, our products are shipped from our suppliers to an unaffiliated third-party logistics partner which currently handles all our warehousing, fulfillment, outbound shipping and returns processing. In May of 2020, we began to significantly reduce our landed costs by taking advantage of the savings available under the Section 321 programs offered by US Customs and Border Protection. The company utilizes these programs to significantly reduce the total amount we pay for duties and taxes and thus significantly reduce landed costs. Our current estimates show that our gross margins will be north of 55% of net sales as the bulk of our inventory is now shipping to customers under the Section 321 rules.

Sales

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We remain committed to the “direct-to-consumer” model that we believe makes shopping more convenient for our core customers that prefer to shop in this fashion. In 2022 we plan to expand into additional third party e-commerce retailers as well as select brick and mortar storefronts both in the United States and abroad.

E-commerce

We believe that our target customer regularly shops online through various digital channels and that our digital platform provides our customers a seamless shopping experience. Our website serves both as a sales channel and a marketing tool to our extended customer base. We often change the look of our website to highlight new product offerings and promotions and to encourage frequent visits. We utilize multiple tools to drive traffic online, including our catalog, search engine marketing, internet ad placement, shopping site partnerships, third-party affiliations, email marketing, digital marketing and direct mail.

We continue to update our e-commerce site to enhance its quality and functionality, including design and content upgrades, mobile and tablet applications, expanded presence on social media, and platform enhancements. To support our customer-centric focus, we also continuously evaluate and implement improvements to our technological platforms, which affect merchandising, planning, allocation, order management, and customer relationship management. These improvements allow us to more effectively engage the customer, remain flexible and scalable to support growth, provide integrated service, and have information for real-time decision making.

Inventory Management

Inventory management is important to the financial condition and operating results of our business. We manage our inventory levels based on existing orders, anticipated sales and the rapid-delivery requirements of our customers. Our inventory strategy is focused on continuing to meet consumer demand while improving our inventory efficiency over the long term by putting systems and processes in place to improve our inventory management. These systems and processes are designed to improve our forecasting and supply planning capabilities. In addition to systems and processes, key areas of focus that we believe will enhance inventory performance are added discipline around the purchasing of raw materials, production lead time reduction, and better planning and execution in selling of excess inventory.

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Our practice, and the general practice in the apparel, footwear and accessory industries, is to offer retail customers the right to return defective or improperly shipped merchandise. As it relates to new product introductions, which can often require large initial launch shipments, we commence production before receiving orders for those products from time to time. This can affect our inventory levels as we build pre-launch quantities.

Marketing

We believe marketing is a critical element in maximizing our brand value to our consumers. Our in-house marketing department conceives and produces omni-channel marketing initiatives aimed to increase brand awareness, positive perception and drive-engagement and conversion. Our marketing approach is designed to create an authentic connection with our customers by consistently generating excitement for our brand and the connected, active lifestyle we represent. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform, comprised of the following:

•       Social Media. We believe our core customers rely heavily on the opinions of their peers, often expressed through social media. Therefore, we use our website blog, as well as Facebook, Instagram, Twitter and Snapchat posts, as a viral marketing platform to communicate directly with our customers while also allowing customers to interact with one another and provide feedback on our products.

•       Loyalty Program. Our customer loyalty program is designed to interact with our customers in a direct and targeted manner, and to provide insight into their shopping behaviors and preferences. Customers earn reward points that can be used to purchase products.

•       Email Marketing. We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions on select merchandise, as well as to introduce new product offerings.

•       The HYLETE Community. We utilize a community-based approach to building awareness of our brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just athletes to those who pursue an active, mindful, and balanced life.

Competition

We compete with other major activewear and athletic apparel brands such as Nike, Rhone, UnderArmour, Fabletics, Reebok, Adidas, and Lululemon. Our product quality, strong brand appeal and community-based marketing approach, are our primary competitive advantages over the large, multichannel athletic brands.

Government Regulation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Seasonality

Our business is affected by the general seasonal trends common to the retail apparel industry. Our annual net revenue is weighted more heavily toward our fourth fiscal quarter, reflecting our historical strength in sales during the holiday season, while our operating expenses are more equally distributed throughout the year.

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Intellectual Property

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold two patents on our waist tightening systems.

Properties

Our facility in San Diego, California serves as our headquarters. The monthly lease rate is $5,745 and the term is through May 31, 2022.

Employees

As of April 15, 2022, we had 23 employees, all of which were full-time employees. We believe our relationship with our employees is good. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relationship with our employees is strong.

Legal Proceedings

Ronald Wilson Complaint

On February 23, 2022, Hylete, Inc. received a copy of a civil complaint filed in California State Court by the company’s former CEO, Ronald L. Wilson, II (the “Complaint”), and naming as defendants, the company, several of its current, and former, Board members, one of its officers, and the company’s principal investor, Black Oak Capital (“Black Oak”). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between the company and Mr. Wilson, and the company’s most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the company and Black Oak believe they will be successful in defending against Mr. Wilson’s claims, there can be no assurance as to the outcome of this lawsuit.

Hybrid Athletics

Hybrid Athletics, LLC (“HA”), filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017 (the “Connecticut Action”), seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the claims to our carrier within days of the commencement of the Connecticut Action. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith. On March 10, 2020, the court granted the company’s motion for summary adjudication regarding the carrier’s duty to defend. On November 3, 2020, the company reached a confidential settlement with Farmers Insurance which resulted in the San Diego County District Court case being dismissed with prejudice.

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On December 15, 2020, the company and its founders, Ronald Wilson and Matthew Paulson (together, the “Hylete Parties”) entered into a Settlement Agreement with HA and HA’s sole owner Robert Orlando (together, the “Hybrid Parties”) (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Hylete Parties and the Hybrid Parties agreed to dismiss, with prejudice, the claims and counterclaims against each other in the Connecticut Action and in an action filed by the company against HA at the Trademark Trial and Appeal Board (“TTAB”). The Hylete Parties and the Hybrid Parties also released each other and their respective employees, officers, directors, attorneys, agents, customers, subsidiaries, predecessors, successors and assigns from any and all causes and actions relating to the claims and counterclaims in the Connecticut Action, and the TTAB action.

Pursuant to the Settlement Agreement, the Hylete Parties remitted to Hybrid $1 million, which was funded by Farmers pursuant to the settlement agreement. The Hylete Parties also agreed to pay $100,000 to Mr. Orlando in four annual installments of $25,000 commencing in November 2021 and to issue to Mr. Orlando a stock purchase warrant for 950,000 shares of the company’s Class A Common Stock (the “Warrant”). The Warrant expires 10 years from the date it was issued and entitles Mr. Orlando to purchase the shares at a purchase price of $0.001 per share and may be exercised in whole or in part until the expiration date. The Warrant is still outstanding as of the date of this Annual Report.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition. and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless otherwise indicated, the results discussed below are as of December 31, 2021.

Overview

We are a fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to help shape our merchandising strategy.

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We remain committed to the “direct-to-consumer” model that we believe makes shopping more convenient for our core customers that prefer to shop in this fashion. In 2022 we plan to expand into additional third party e-commerce retailers as well as select brick and mortar storefronts both in the United States and abroad. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred losses from operations and have a working capital deficit of $0.5 million and an accumulated deficit of approximately $33.2 million as of December 31, 2021. We require substantial capital to implement our plans and meet our obligations as they become due. These factors raise substantial doubt about our ability to continue as a going concern. See “Liquidity and Capital Resources” below for a more detailed discussion.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344 as consideration for the transaction. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

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The asset acquisition of GRACEDBYGRIT included a $400,000 bridge note funding by Steelpoint Co-Investment Fund (“Steelpoint Bridge Note”) that was executed and funded contemporaneously with the Asset Purchase Agreement dated May 31, 2018. The Steelpoint Bridge Note debt was utilized to build inventories that helped grow our overall net sales in 2018. Steelpoint converted its bridge note to equity on January 6, 2020.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third-party sites as well as sales to other retail and distribution partners. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes the inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses, (iii) shipping and distribution expenses and (iv) expenses related to the impairment of goodwill. We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. Operating expenses decreased during the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020. During 2021, the company incurred additional sales and marketing expenses to support the long-term growth of the company. The increase in sales and marketing expenses was outweighed by the reduction in general and administrative expenses. For the year ended December 31, 2021 we experienced significant savings associated with our workforce due to attrition as well as a significant reduction in rent expense due to a significant downsizing of our office space. These general and administrative expense reductions were partially offset by a one-time charge for the impairment of the goodwill that was associated with the GRACEDBYGRIT Acquisition.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

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Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand, performance marketing and sales channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. We define repeat customers as customers who have purchased from us at least once before. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 68% of net sales dollars in 2021 and 69% in 2020. We believe this metric is reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Merchandise Mix

We offer merchandise across a variety of product types and price points. Our product mix consists primarily of apparel, footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory and merchandise assortment. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories will require additional investments in inventory.

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Investment in our Operations and Infrastructure

We will continue to make investments aimed at growing our customer base and enhancing our product offerings. We intend to leverage our platform and understanding of trends to inform investments in marketing, infrastructure, and inventory. We anticipate these investments will be offset by savings in other areas, allowing cash outlays to be flat to down. While we cannot be certain that these efforts will grow our customer base, we believe these strategies will yield positive returns in both the short and the long terms.

Results of Operations

Year ended December 31, 2021 Compared to year ended December 31, 2020

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Year ended December 31,
	2021	2020
Net revenue	$9,823,712	$11,123,917
Cost of goods sold	4,401,034	5,591,662
Gross profit	5,422,678	5,532,255
Selling and marketing expense	3,361,295	2,928,844
General and administrative expense	2,765,602	3,956,805
Shipping and distribution expense	2,174,772	2,374,013
Goodwill impairment	426,059	–
Insurance Proceeds	–	(865,828)
PPP Loan Forgiveness	(10,000)	(492,555)
Interest expense	1,314,817	1,187,238
Other Expense	–	57,500
Warrants issued for legal settlement	–	949,067
Change in fair value of Series A-2 warrant liability	(1,876,980)	(870)
Gain/Loss on disposal	(1,100)	300,703
Loss on debt extinguishment	–	1,858,000
Net loss	2,731,787	6,720,662

	Year ended December 31,
	2021	2020
Net revenue	100%	100%
Cost of goods sold	44.8%	50.3%
Gross profit	55.2%	49.7%
Selling and marketing expense	34.2%	26.3%
General and administrative expense	28.2%	35.6%
Shipping and distribution expense	22.1%	21.3%
Goodwill impairment	4.3%	0.0%
Insurance Proceeds	0.0%	(7.8)%
PPP Loan Forgiveness	(0.1)%	(4.4)%
Interest expense	13.4%	10.7%
Other Expense	0.0%	0.5%
Warrants issued for legal settlement	0.0%	8.5%
Change in fair value of Series A-2 warrant liability	(19.1)%	(0.0)%
Gain/Loss on disposal	(0.0)%	2.7%
Loss on debt extinguishment	0.0%	16.7%
Net loss	27.8%	60.4%

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Net sales for 2021 were $9,823,712, a decrease of 11.7% from net sales of $11,123,917 for 2020. Sales on HYLETE.com attributable to existing customers were approximately 68% for 2021 versus approximately 69% for 2020. Net sales by product category in 2021 were consistent with what we experienced in 2020 with a modest shift from tees to pants. We believe the decrease in net sales was attributable to the difficulties in attracting customers caused by privacy policies that were implemented by large technology companies such as Apple in 2021, which have made targeted advertising and marketing more difficult.

Cost of sales for 2021 were $4,401,034, down from $5,591,662 in 2020. Cost of sales as a percentage of net sales yielded a gross margin of 55% in 2021 versus a gross margin of 50% in the same time period in 2020. In May of 2020, we began to significantly reduce our landed costs by taking advantage of the savings available under the Section 321 programs offered by US Customs and Border Protection. The company utilized these programs in 2021 to significantly reduce the total amount we pay for duties and taxes and thus significantly reduced landed costs in 2021 compared to 2020. The increase in the gross margin percent was also assisted by our decision to dial back on the level of discounting that was offered to our customers during 2021.

Selling and marketing expenses were $3,361,295 for 2021, an increase from $2,928,844 in 2020, which represented 34.2% and 26.3% of net sales in 2021 and 2020, respectively. The increase was due to increased marketing expenditures resulting from a combination of higher advertising rates and our decision to increase our investment in customer acquisition. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. We anticipate that these expenses as a percentage of revenue will decrease gradually for the foreseeable future as we shift to more cost-effective methods of customer acquisition.

General and administrative expenses were $2,765,602 in 2021 compared to $3,956,805 in 2020. This 30.1% decrease in general and administrative expense was the result of operating with a leaner staff in 2021 as well as a reduction in the amount of office space under lease, which translated to lower rent costs in 2021 compared to 2020.

Shipping and distribution costs for 2021 were $2,174,772, which represented 22.1% of net sales versus 2020 shipping and distribution costs of $2,374,013 that represented 21.3% of net sales. In July 2020, we transitioned to a new distribution partner, which allowed us to take advantage of the savings available under the section 321 programs offered by US Customs and Border Protection without increasing our shipping and distribution rates. While total costs were down year over year, costs as a percentage of revenue were up due to spreading our fixed costs over a lower revenue base.

Interest expense for 2021 increased to $1,314,817, versus $1,187,238 during 2020, resulting from an increase in total debt outstanding and an increased interest rate applicable to a portion of the borrowings under our Credit Agreement (as defined and described below). In addition, we recorded a non-cash gain of $1,876,980 reflecting the change in fair value of outstanding Preferred Stock warrants, which were reclassified in June 2021 to equity following the elimination of the contingent redemption feature of the underlying stock, as discussed below under “Liquidity and Capital Resources – Equity Issuances” below.

As a result of the foregoing, we incurred a net loss for the 12 months ended December 31, 2021 of $2,731,787 versus a net loss in the same period of 2020 of $6,720,662– a decrease of 59.4% in net loss. The company currently expects we will incur a modest loss in 2022. It is possible that we will continue to incur losses in the future if we experience unforeseen expenses, difficulties, complications, and delays, and other unknown events.

Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities, debt instruments and convertible notes. As of December 31, 2021, our cash on hand was $59,661.

On February 26, 2021, we were officially notified by our senior lender, Black Oak Capital Partners (together with its affiliated companies, “Black Oak Capital”), that we were not in compliance with the covenant to make principal or interest payments when due, since we failed to pay interest that was due on January 31, 2021. At that time, the company was also not in compliance with the covenant that requires the company to maintain a cash balance at all times of at least $250,000. On April 1, 2021, the principal payment of $5,750,000 that was due to Black Oak on that date became past due.

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On April 1, 2022, the company entered into a debt conversion and release agreement (the “Debt Conversion Agreement”) with Black Oak-Hylete-Senior Debt, LLC, BOCM3-Hylete-Senior Debt, LLC, Black Oak-Hylete-Senior Debt 2, LLC, BOCM3-Hylete-Senior Debt 2, LLC, Black Oak α Equity Fund, LLC, and Black Oak-Hylete-Senior Debt 3, LLC (together, the “Black Oak Lenders”). Pursuant to the Debt Conversion Agreement, the Black Oak Lenders agreed (1) to terminate all prior credit agreements between the company and the Black Oak Lenders relating to six million dollars ($6,000,000) of indebtedness owed by the company to the Black Oak Lenders (the “Debt”), other than the security agreements relating to such indebtedness, and to cancel the Debt and (2) to release, waive, discharge and covenant not to sue the company, including its affiliates, directors, employees, shareholders, former shareholders, employees, agents, representatives, successors and assigns (collectively, “Releases”) from any claims the Black Oak Lenders may have or have, in connection with the prior credit agreements. Pursuant to the Debt Conversion Agreement, on April 1, 2022 the company converted all of the Debt into shares of Series B-2B Preferred Stock, par value $0.001 per share (“Series B-2B Preferred”), of the company and issued 20,889,183 shares of Series B-2B Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The company also agreed to issue an additional 1,044,459 shares of B-2B Preferred, which represented a 5% closing fee on the amount of Debt converted.

To fund operations, we have been working on a new capital infusion from our investors and/or lenders. Based on our business and development plans, we are dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from the date of this report. As of April 2022, we do not have capital to fund operations through the end of 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon our creditworthiness as well as market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our existing stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our prior equity issuances. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Common and Preferred Stock. If after these efforts our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives or dispose of material assets.

Our cash from operations may also be negatively impacted by a decrease in demand for our products, the COVID-19 pandemic, as well as other factors outside of our control.

Indebtedness

As of December 31, 2021, the company had total debt of $7,220,337, consisting of:

•	$6,000,000 of senior secured borrowings under its credit agreement (the “Credit Agreement”) with Black Oak Capital, all of which is classified as long-term debt due to the signing of the Debt Conversion Agreement

•	$274,337 of additional loans payable, of which $124,337 is classified as short-term debt

•	$684,000 of convertible bonds, which is classified as long-term debt

•	$262,000 of bonds payable, which is classified as long-term debt

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Black Oak Capital was the lead investor in our private placement of Series B-1 Preferred Stock, which had its initial funding in June 2021, and elected two of the four current directors.

Loans

We entered into a Credit Agreement with Black Oak Capital in July 2017, which was subsequently amended a number of times to increase borrowing amounts and extend the maturity. As of December 31, 2021 there were $5,750,000 of borrowings and $250,000 in accrued interest owed under the Credit Agreement. As detailed above, this debt was converted to equity on April 1, 2022. We also issued warrants for 2,082,747 shares of Series A-2 Preferred Stock to Black Oak Capital in connection with the Credit Agreement. Fees and Series A-2 Preferred Stock warrants issued in connection with the Credit Agreement resulted in a discount and loan premium to the senior credit agreement.

In October 2019, the company received a PayPal Working Capital business loan offered by WebBank for $200,000. The company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 10% of the company’s sales proceed transacted via PayPal were deducted daily from the company’s PayPal merchant account. A minimum payment of $20,592 was required every 90 days. In July 2020, the loan was paid in full. In the same month, the company received a new loan with PayPal Working Capital for $75,000 with similar payment terms and paid a one-time fixed loan fee of $960, which was recorded as interest expense. In November 2020, the loan was paid in full, and the company received another loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $4,212, which was recorded as interest expense. In April 2021, the loan was paid in full. In the same month, the company received a new loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $8,790, which was recorded as interest expense. As of December 31, 2021 and 2020, a loan balance remained of $95,323 and $106,550, respectively. This loan is still outstanding as of the date of this report.

In January 2021, the company received a Stripe Capital Program loan offered by Celtic Bank for $36,000. The company paid a one-time fixed loan fee of $6,048, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 19.80% of the company’s sales proceed transacted via Stripe were deducted daily from the company’s Stripe merchant account. A minimum payment of $4,672 was required every 60 days. In September 2021, the loan was paid in full. In November 2021, the company received a new loan with Stripe Capital Program for $66,300 with similar payment terms and paid a one-time fixed loan fee of $10,475, which was recorded as interest expense. As of December 31, 2021, a loan balance of $29,014 remained. This loan is still outstanding as of the date of this report.

In January 2022, the company entered into a Loan and Security Agreement with Crossroads Financing, LLC ("Crossroads”). Pursuant to this agreement, the company may request advances from Crossroads from time to time in the total maximum aggregate amount of up to $1,700,000. The maximum aggregate amount borrowable under the agreement at any time may be lower based on the value of the company’s inventory as of the date of such request. The company has borrowed $1,562,956 to date under this agreement.

Interest accrues monthly on amounts borrowed under this agreement at the greater of (i) the three month LIBOR rate plus 16% or (ii) 16%, computed on the basis of a 360 day year, and interest payments are due and payable on the first day of each month following the prior calendar month. Interest will be charged on the greater of the actual amount outstanding under the agreement or $1,000,000 – whichever is greater. Additionally, there are annual facility fees of 2% of the $1,700,000 maximum aggregate amount borrowable under the agreement. During the term of the agreement, the minimum monthly fee due under the agreement is $13,500 per month (inclusive of interest and other applicable fees) payable by the company to Crossroads.

Payments of principal during the term of the agreement will only be required to the extent that the company’s outstanding balance under the agreement exceeds the maximum aggregate amount borrowable under the agreement (as described above). In such a case, the company will be required to pay to Crossroads an amount sufficient to reduce the balance owed by the company under the agreement to the maximum aggregate amount borrowable under the agreement. Pursuant to the agreement, and to secure any obligations of the company to Crossroads under this agreement, the Company has pledged as collateral all present and future assets of the Company.

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Payment of all outstanding principal and interest due under the agreement is due at the termination of the agreement, which is initially 2 years from the effective date of the agreement. There is an early termination fee if the Company terminates the agreement prior to the end of the initial term. If terminated in the first year of the agreement, the termination fee is 3% of $1,700,000. If terminated in the second year of the agreement, the termination fee is 1% of $1,700,000.

A copy of this agreement is included as exhibit 6.12 to this report.

Loans Under the CARES Act

We applied for assistance via three programs being offered by the Small Business Administration (“SBA”) in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan; the Economic Injury Disaster Loan (“EIDL”) and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, we received $10,000 for the Economic Injury Disaster Loan Emergency Advance. In the second quarter of 2020, we were approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a maturity date of two years of first disbursement of this loan. No payments were due on this loan for six months from the date of disbursement. Interest continued to accrue during the deferment period. On November 2, 2020, we received forgiveness of $482,555 in principal and $2,480 in accrued interest, with the SBA deducting $10,000 for the EIDL loan emergency advance, leaving a principal balance of $10,000 on the loan. Monthly payments of $593 for the remaining balance of $10,000 and accrued interest started in December 2020. In February 2021, the loan balance was forgiven, and all payments and interest were returned to the company. On June 4, 2020, the EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin thirty months from the date of the note. The balance of principal and interest will be due thirty years from the date of the note.

Promissory Notes

On June 27, 2018, we received $200,000 under a promissory note agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrues on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. In June 2020, the note’s maturity date was extended to June 26, 2021. In September 2021, the note holder elected to convert all amounts due on this promissory note, including total principal and interest owed of $230,000, into 800,752 shares of Series B-2a Preferred Stock of the Company. See Note 10 to our financial statements included under Item 7 of this report for additional information on the conversion described above.

Bonds

On May 18, 2018, the company commenced an offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the company received proceeds of $821,000. In the first quarter of 2019, the company received the remaining proceeds of $125,000, for total proceeds of $946,000 from the issuance of the Class A Bonds, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, the company paid fees of $67,845, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. During the years ended December 31, 2021 and 2020, the company amortized $3,251 and $5,938, respectively to interest expense. For the years ended December 31, 2021 and 2020, a discount of $0 and $3,251 remained, respectively, which were expensed through 2021.

In August 2021, the bondholders approved an extension of the maturity on their bonds for an additional three years.

Equity Issuances

Regulation A Offering - 2020

On March 31, 2020, the company commenced an offering pursuant to Regulation A under the Securities Act (the “Offering”), pursuant to which it offered to sell up to 12,000,000 shares of its Class A Common Stock, at a price of $1.00 per share. The company terminated the Offering on March 3, 2021. The company utilized the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital. We sold 1,332,312 shares of Class A Common Stock in the Offering for gross proceeds of $1,332,312. We are also obligated to issue warrants to StartEngine Primary, LLC, the placement agent for the Offering, exercisable for 66,616 shares of Class A Common Stock at $1.00 per share.

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On June 14, 2021, we filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue Series B-1, Series B-2A and Series B-2B Preferred Stock, and reclassify the Series AA Preferred Stock into Series B-3 Preferred Stock and reclassify the Series A, A-1 and A-2 Preferred Stock into Series B-4 Preferred Stock. In addition, each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to one share of Common Stock and one share of Series B-5 Preferred Stock. Any outstanding options, warrants or other rights exercisable for Common Stock became exercisable for an equivalent number of shares of Common Stock and Series B-5 Preferred Stock. All warrants exercisable for Series A-2 Preferred Stock became exercisable for an equivalent number of shares of Series B-4 Preferred Stock.

On June 18, 2021, we entered into a stock purchase agreement with Black Oak Capital and, on June 22, 2021 issued 9,825,113 shares of Series B-1 Preferred Stock at a price of $0.10178 per share, for total proceeds of $1,000,000. Under the stock purchase agreement, we were permitted to sell an additional 19,650,226 shares of Series B-1 Preferred Stock until October 21, 2021. In July and August 2021, we sold 19,650,226 additional shares of Series B-1 Preferred Stock to Black Oak Capital for gross proceeds of $2,000,000.

Pursuant to the company’s Second Amended and Restated Certificate of Incorporation, the holders of Series B-1 Preferred are entitled to elect three (3) of the five (5) members of our Board of Directors. Following its purchase of Series B-1 Preferred Stock, Black Oak Capital elected and appointed Gregory Seare, Steven Roy and David Fraser to serve as the Series B-1 Preferred directors, with Darren Yager, Kate Nowlan and Matt Paulson resigning from the Board of Directors. In December 2021, Steven Roy and David Fraser resigned from the board. In February 2022, Black Oak Capital elected and appointed Kurt Hanson to serve as a B-1 Preferred director.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

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Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. Revenue is comprised of net revenue through the company’s website, marketplace sales and sales to wholesale accounts. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized upon shipment of product and when the title has been passed to customers, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. The liability for sales returns is recognized within current liabilities, and as asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

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Contingencies. In the ordinary course of business, we may be involved in legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

Trend Information

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the company assigned most of the workforce in our San Diego headquarters to work from home. As of the date of this report, most of our workforce continues to work from home. We expect to return to the office in the second half of this year.

As the company’s third-party logistics partners are qualified as essential businesses as defined by the relevant regulations, we continued to ship from our fulfillment centers with little disruption. The reduced manpower in warehouses, together with increased DTC orders, initially led to minor delivery delays. These delays have now subsided. We have not experienced any significant disruptions in our supply chain or any significant carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

While sales were reduced in April and May 2020, they have since returned to pre-COVID-19 levels and have not had a material effect on the company’s revenue. We cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our wholesale operations.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced stable demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

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Item 3. Directors and Officers

The company’s executive officers and directors are listed below as of the date of this report. The executive officers are full-time employees. All directors are elected at each annual meeting to hold office until the next annual stockholders meeting.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Adam Colton	Chief Executive Officer, Chief Financial Officer	55	Appointed to indefinite term of office as CFO on November 15, 2019. Appointed as interim CEO in August 2021 and CEO in November 2021
Directors
Adam Colton	CEO Director	55	Appointed July 12, 2021
Gregory Seare	Series B-1 Preferred Director	48	Appointed July 7, 2021
Kurt Hanson	Series B-1 Preferred Director	48	Appointed February 11, 2022
Doug Hegebarth	Preferred/Common Director	74	Appointed March 31, 2022
Significant Employees
Lilia Nevarez	Controller	48	Appointed March 8, 2021

Adam Colton, Chief Executive Officer, Chief Financial Officer, Director

Adam started his career with PricewaterhouseCoopers and has significant experience serving as both a Chief Operating Officer and a Chief Financial Officer, mostly within the consumer products space. Prior to joining Hylete he served as the Chief Operating Officer and Chief Financial Officer of Lamkin Corporation as well as the Chief Financial Officer of National Cardiac. Adam was also a co-founder of Mad Dog Multimedia, Inc. which grew to over $40 million in sales. He holds a BS in Accounting from Binghamton University School of Management and an MBA from The Wharton School, University of Pennsylvania.

Gregory Seare, Director

Greg is the co-founder and managing director of Black Oak Capital, which he founded in 2008. In this role, he leads overall strategy formulation and fundraising while overseeing deal sourcing, due diligence, and new investments. Prior to Black Oak, Greg was a founder and managing director at Seare Marriott & Co, a middle-market investment banking firm with offices in Salt Lake City, Utah, and Richmond, Virginia. Previously, Greg worked at BB&T and Virginia Capital Markets in Richmond, Virginia where he had over $2 billion of transaction experience spanning multiple industries. Greg received an MBA and MPP from William & Mary (where he was a Jefferson Fellow) and a BS in Political Science from the University of Utah.

Kurt Hanson, Director

Kurt currently serves as a Managing Director at Black Oak Capital, which he joined in January 2022, as well as an Adjunct Professor at the University of Nevada-Las Vegas, where he has taught since 2019. Prior to joining Black Oak, Kurt had a successful career in the wealth management, financial services and insurance industries, providing services as an independent business consultant since 2013, and providing wealth management services since 2018. Kurt received his BS and MBA from the University of Nevada-Las Vegas.

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Doug Hegebarth, Director

Doug has more than 35 years of progressively responsible experience including directing as many as 1,000 employees in businesses with revenues in excess of $100 million. He founded Aviara, Inc. in 2001, where he still serves as President and CEO, and through which he provides business and technology consulting to startups and small to mid-sized companies. He led a number of businesses through start-up, survival, turnaround and growth modes, as well as exits through sale and IPO. He has also successfully raised funds for companies from angels, venture capital, private equity, public offerings and non-dilutive government grants. Doug currently sits on three private company Board of Directors, two of these in the deep tech healthcare sector and one in space communications. He was also a member of the Board of Governors and Treasurer of a community foundation in San Diego with over $600M under management.

Lilia Nevarez, Controller

Lilia brings 20 plus years’ experience in accounting, including 5 years as an Assistant Controller and 7 plus years as a Controller. Lilia joined Hylete in 2015, beginning as the company’s Senior Accountant, until her appointment as Controller on January 1, 2016. Lilia’s duties include but are not limited to managing the accounting team, month-end-close, payroll, treasury management, and the annual audit as well as assisting with all SEC reporting.

Election of Board of Directors: The company’s Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) and bylaws, as amended, establish a Board of Directors of five members.

•	The holders of the Series B-1 Preferred Stock, voting as a separate series and separate class, are entitled to elect three (3) members (each, a “Series B-1 Preferred Director”) of the Board of Directors. Gregory Seare and Kurt Hanson currently serve as Series B-1 Preferred Directors with the remaining seat currently being vacant.

•	The holders of Series B-3 Preferred Stock, B-4 Preferred Stock, and Common Stock, voting collectively as a separate class on an as-converted basis, are entitled to elect one (1) member (the “Preferred/Common Director”) of the Board of Directors. Doug Hegebarth currently serves as the Preferred/Common Director.

•	The fifth seat of the Board of Directors shall automatically be filled by the then-sitting Chief Executive Officer of the Corporation (the “CEO Director”). If, at any time, there is no Chief Executive Officer, the CEO Director position shall be filled by the next highest officer of the Corporation (the “Next Highest Officer”), until such time as there is a Chief Executive Officer. Only the Chief Executive Officer shall be qualified to serve as CEO Director; provided, that if there is no CEO Director, the Next Highest Officer shall be qualified to serve as CEO Director until a Chief Executive Officer is in place (and any Next Highest Officer in office as a director shall automatically cease to be qualified, and shall cease to serve, as a director immediately upon the installation of a new Chief Executive Officer). If a person serving as CEO Director ceases to be the Chief Executive Officer, such person shall automatically cease to be qualified as, and shall cease to be, the CEO Director, and the Next Highest Officer or the newly elected Chief Executive Officer, as the case may be, shall thereupon become qualified to be (and shall be appointed to fill the vacancy resulting from). The Board of Directors shall not remove the Chief Executive Officer unless such removal is approved by (in addition to any greater or additional vote required by law, this Certificate, and/or the Bylaws) all of then-sitting directors other than the CEO Director. Adam Colton currently serves as the CEO Director.

Investor Rights Agreement

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock, including members of the board of directors and executive officers. Under the Investor Rights Agreement, the company grants the investors registration rights and grants “Major Investors”, defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

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Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the “Founders”). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Certificate. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The Restated Certificate and bylaws, as amended, adjusted the composition of the board and the voting procedure for electing directors. These changes make it unlikely that the provisions of the Voting Agreement will come into play. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve the sale of more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder (“Founder Stock”), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

Compensation of Officers and Directors

The summary compensation table below shows certain compensation information for services rendered in all capacities for the year ended December 31, 2021. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in 2021. The following information includes the dollar value of base salaries, bonus awards, and certain other compensation, if any, whether paid or deferred.

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers. For the fiscal year ended December 31, 2021, three non-executive directors then serving on the board of directors received an aggregate of $30,000 in compensation.

Name and Principal Position	Salary	Bonus	All Other Compensation		Total

Adam Colton	$200,000	$20,000	$12,113	(2)	$232,113
Chief Executive Officer (1)

(1)	From January 1, 2021 through August 2021, Adam Colton was Chief Financial Officer of Hylete. In August 2021, he was appointed as interim CEO, and in November 2021, he was appointed as CEO of Hylete.
(2)	Comprised of $12,113 in 401K contributions paid by the company.

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Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of April 1, 2022, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company’s voting securities include all shares of Common Stock and all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (4)
Ron Wilson 930 Via Mil Cumbres, Unit 139 Solana Beach, CA 92075	Class A Common Stock	3,820,050	0	24.51%
Matt Paulson 2405 E Mountain Ledge Dr St George UT 84790	Class A Common Stock	2,950,200	0	18.93%
All current officers and directors as a group (4 people) (1)	Class A Common Stock	470,200	90,000 (3)	3.59%
Gregory Seare (2) 111 S Main St Suite 2025 Salt Lake City, UT 84111	Series B-1 Preferred	29,475,339	N/A	100.0%
All current officers and directors as a group (4 people) (1)	Series B-1 Preferred	29,475,339	N/A	100.0%
Jeffrey Bishop 18 Sackett Road Lee, NH 03861	Series B-2a Preferred	800,752	N/A	100.0%
All current officers and directors as a group (4 people) (1)	Series B-2a Preferred	N/A	N/A	N/A
Gregory Seare (2) 111 S Main St Suite 2025 Salt Lake City, UT 84111	Series B-2b Preferred	21,933,642	N/A	100.0%
All current officers and directors as a group (4 people) (1)	Series B-2b Preferred	21,933,642	N/A	100.0%
Adam S. Colton 7655 Allegro Lane San Diego, CA 92127	Series B-3 Preferred	4,220,824	N/A	29.85%
Min Xiang 13821 SE 10th St Bellevue, WA 98005	Series B-3 Preferred	1,745,663	N/A	12.34%
Gregory Seare (2) 111 S Main St Suite 2025 Salt Lake City, UT 84111	Series B-3 Preferred	1,936,074	N/A	13.69%
All current officers and directors as a group (4 people) (1)	Series B-3 Preferred	6,156,898	N/A	43.54%
CircleUp Growth Capital Fund I, LLP 30 Maiden Lane Floor 6 San Francisco, CA 94108	Series B-4 Preferred	1,466,500	N/A	11.76%
Adam S. Colton 7655 Allegro Lane San Diego, CA 92127	Series B-4 Preferred	3,067,400	N/A	24.59%
All current officers and directors as a group (4 people) (1)	Series B-4 Preferred	3,067,400	N/A	24.59%

(1)	Our current board of directors consists of Adam Colton, Gregory Seare, Kurt Hanson, and Doug Hegebarth.

(2)	Represents shares owned by Black Oak Capital. Gregory Seare exercises voting control over all shares of our company held by Black Oak Capital and its affiliate entities.
(3)	Represents shares issuable pursuant to unexercised stock options awarded to Adam Colton which are vested as of April 1, 2022. An additional 45,000 unexercised stock options awarded to Adam Colton will be fully-vested on July 21, 2023.
(4)	Percentage calculations based on 15,587,941 shares of Common Stock, 29,475,339 shares of Series B-1 Preferred Stock, 800,752 shares of Series B-2A Preferred Stock, 21,933,642 shares of Series B-2B Preferred Stock, 14,142,088 shares of Series B3 Preferred Stock, 12,474,000 shares of Series B4 Preferred Stock, and 15,587,941 shares of Series B5 Preferred Stock issued and outstanding as of April 1, 2022.

22

Item 5. Interest of Management and Others in Certain Transactions

As described earlier under Item 2 of this report, on April 1, 2022, the company entered the Debt Conversion Agreement with the Black Oak Lenders. Pursuant to the Debt Conversion Agreement, the Black Oak Lenders agreed (1) to terminate all prior credit agreements between the company and the Black Oak Lenders relating to six million dollars ($6,000,000) of indebtedness owed by the company to the Black Oak Lenders (the “Debt”), other than the security agreements relating to such indebtedness, and to cancel the Debt and (2) to release, waive, discharge and covenant not to sue the company, including its affiliates, directors, employees, shareholders, former shareholders, employees, agents, representatives, successors and assigns (collectively, “Releases”) from any claims the Black Oak Lenders may have or have, in connection with the prior credit agreements. Pursuant to the Debt Conversion Agreement, on April 1, 2022 the company converted all of the Debt into shares of Series B-2B Preferred Stock, par value $0.001 per share (“Series B-2B Preferred”), of the company and issued 20,889,183 shares of Series B-2B Preferred at a price of $0.28723 per share to entities designated by the Black Oak Lenders. The company also agreed to issue an additional 1,044,459 shares of B-2B Preferred, which represented a 5% closing fee on the amount of Debt converted.

Gregory Seare was appointed as a director of Hylete in July 2021, and is the co-founder and managing director of Black Oak Capital. Black Oak Capital is also a significant shareholder of Hylete.

Item 6. Other Information

None.

23

Item 7. Financial Statements

HYLETE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

24

HYLETE, INC.
Index to Financial Statements

25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HYLETE, Inc. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company's auditor since 2017.

San Diego, California

May 2, 2022

26

HYLETE, INC.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$59,661	$153,801
Accounts receivable	31,329	56,737
Inventory	3,065,154	2,795,559
Vendor deposits	464,284	188,969
Other current assets	99,683	156,298
Total current assets	3,720,111	3,351,364

Non-Current Assets:
Property and equipment, net	193,530	40,329
Goodwill	–	426,059
Other non-current assets	–	61,250
Total non-current assets	193,530	527,638
TOTAL ASSETS	$3,913,641	$3,879,002

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$3,135,997	$2,501,322
Accrued expenses	759,506	883,930
Other current liabilities	250,000	–
Loan payable, net of issuance costs	124,337	5,841,010
Convertible loan payable	–	200,000
Current portion of bonds	–	208,750
Convertible bonds	–	609,000
Total current liabilities	4,269,840	10,244,012

Non-Current Liabilities:
Other long-term liabilities	50,000	75,000
Loan payable, net of current portion and issuance costs	158,861	424,069
Loan payable- related party, net of issuance costs	6,556,250	–
Bonds, net of current portion and issuance costs	262,000	50,000
Convertible bonds, net of current portion	684,000	75,000
Preferred stock warrant liability	–	2,059,971
Total non-current liabilities	7,711,111	2,684,040
TOTAL LIABILITIES	11,980,951	12,928,052

Commitments and contingencies (Note 17)
Redeemable Preferred Stock:
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2020 (liquidation preference of $603,920)	–	603,920
Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2020 (liquidation preference of $3,363,574)	–	3,363,574
Series A-2 preferred stock, $0.001 par value, 10,000,000 total shares authorized, 4,791,500 issued and outstanding at December 31, 2020 (liquidation preference of $4,154,399)	–	4,154,399
Series AA preferred stock, $0.001 par value, 35,000,000 total shares authorized, 14,142,088 issued and outstanding at December 31, 2020 (liquidation preference of $8,685,246)	–	6,200,623
Total redeemable preferred stock	–	14,322,516
Stockholders' Deficit:
Series B-1 preferred stock, $0.001 par value, 50,000,000 total shares authorized, 29,475,339 issued and outstanding at December 31, 2021 (liquidation preferences of $9,000,000)	2,830,803	–
Series B-2a preferred stock, $0.001 par value, 7,000,000 total shares authorized, 800,752 issued and outstanding at December 31, 2021 (liquidation preferences of $690,000)	230,000	–
Series B-2b preferred stock, $0.001 par value, 22,000,000 total shares authorized, 0 issued and outstanding at December 31, 2021 (liquidation preferences of $0)	–	–
Series B-3 preferred stock, $0.001 par value, 19,000,000 total shares authorized, 14,142,088 issued and outstanding at December 31, 2021 (liquidation preferences of $8,685,246)	1,439,382	–
Series B-4 preferred stock, $0.001 par value, 16,000,000 total shares authorized, 12,474,000 issued and outstanding at December 31, 2021 (liquidation preferences of $9,434,212)	1,269,604	–
Unit consisting of one share of common stock and one share of Series B-5 preferred stock (“Common Stock Unit”), $0.001 par value, 155,000,000 of common stock total shares authorized, 19,000,000 of Series B-5 preferred stock total shares authorized, 15,587,941 units issued and outstanding at December 31, 2021 (Series B-5 preferred stock liquidation preferences of $7,793,971)	15,587	–
Class A common stock, $0.001 par value, 36,000,000 total shares authorized, 15,195,394 issued and outstanding at December 31, 2020	–	15,195
Subscription receivable	–	(52,930)
Additional paid-in capital	19,344,778	7,131,846
Accumulated deficit	(33,197,464)	(30,465,677)
Total Stockholders' Deficit	(8,067,310)	(23,371,566)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$3,913,641	$3,879,002

See accompanying notes to financial statements.

27

HYLETE, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

Net Sales	$9,823,712	$11,123,917

Cost of Sales	4,401,034	5,591,662

Gross Profit	5,422,678	5,532,255

Operating Expenses:
Selling and marketing	3,361,295	2,928,844
General and administrative	2,765,602	3,956,805
Shipping and distribution	2,174,772	2,374,013
Goodwill impairment	426,059	–
Total Operating Expenses	8,727,728	9,259,662

Loss from Operations	(3,305,050)	(3,727,407)

Insurance proceeds	–	(865,828)
PPP loan forgiveness	(10,000)	(492,555)
Interest expense	1,314,817	1,187,238
Other expense	–	57,500
Warrants issued for legal settlement	–	949,067
Change in fair market value of Series A-2 warrant liability	(1,876,980)	(870)
(Gain) loss on disposal of long-term assets	(1,100)	300,703
Loss on debt extinguishment	–	1,858,000

Net Loss	$(2,731,787)	$(6,720,662)

Accrual of Preferred Stock Dividend and Discount Amortized	(259,412)	(570,553)

Net Loss Attributable to Common Stockholders	$(2,991,199)	$(7,291,215)

Basic and diluted loss per common share	$(0.19)	$(0.50)
Weighted average shares- basic and diluted	15,528,641	14,575,697

See accompanying notes to financial statements.

28

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Preferred Stock		Common Stock Unit		Common Stock A		Common Stock B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2019	–	–	–	–	10,214,160	10,214	3,966,805	3,967

Net Loss	–	–	–	–	–	–	–	–

Net proceeds from sale of common stock	–	–	–	–	1,014,429	1,014	–	–
Dividend accretion on preferred stock	–	–	–	–	–	–	–	–
Amortization of issuance costs on preferred stock	–	–	–	–	–	–	–	–
Conversion from Class B to Class A common stock	–	–	–	–	3,966,805	3,967	(3,966,805)	(3,967)
Class A common stock warrants issued for legal settlement	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	–	–

Balance as of December 31, 2020	–	$–	–	$–	15,195,394	$15,195	–	$–

Net Loss	–	–	–	–	–	–	–	–

Net proceeds from sale of common stock	–	–	380,647	380	–	–	–	–
Dividend accretion on preferred stock	–	–	–	–	–	–	–	–
Reclassification of Common Stock A to Common Stock Unit	–	–	15,195,394	15,195	(15,195,394)	(15,195)	–	–
Reclassification of preferred stock warrant liability to additional paid-in capital	–	–	–	–	–	–	–	–
Elimination of preferred stock redemption characteristic	26,616,088	14,581,929	–	–	–	–	–	–
Equity conversion to Series B preferred stock	–	(11,872,943)	–	–	–	–	–	–
Debt conversion to Series B-2a preferred stock	800,752	230,000	–	–	–	–	–	–
Net proceeds from sale of Series B preferred stock	29,475,339	2,830,803	–	–	–	–	–	–
Exercise of stock options and warrants	–	–	11,900	12	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	–	–

Balance as of December 31, 2021	56,892,179	$5,769,789	15,587,941	$15,587	–	$–	–	$–

(Continued)

29

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Subscription	Common Stock To Be	Additional Paid-in	Accumulated	Stockholders'
	Receivable	Issued	Capital	Deficit	Deficit

Balance as of December 31, 2019	(20,896)	21,400	5,785,877	(23,745,015)	(17,944,453)

Net Loss	–	–	–	(6,720,662)	(6,720,662)

Net proceeds from sale of common stock	(32,034)	(21,400)	796,558	–	744,138
Dividend accretion on preferred stock	–	–	(565,990)	–	(565,990)
Amortization of issuance costs on preferred stock	–	–	(4,563)	–	(4,563)
Conversion from Class B to Class A common stock	–	–	–	–	–
Class A common stock warrants issued for legal settlement	–	–	949,067	–	949,067
Stock-based compensation	–	–	170,897	–	170,897

Balance as of December 31, 2020	$(52,930)	$–	$7,131,846	$(30,465,677)	$(23,371,566)

Net Loss	–	–	–	(2,731,787)	(2,731,787)

Net proceeds from sale of common stock	52,930	–	318,003	–	371,313
Dividend accretion on preferred stock	–	–	(259,412)	–	(259,412)
Reclassification of Common Stock A to Common Stock Unit	–	–	–	–	–
Reclassification of preferred stock warrant liability to additional paid-in capital	–	–	182,991	–	182,991
Elimination of preferred stock redemption characteristic	–	–	–	–	14,581,929
Equity conversion to Series B preferred stock	–	–	11,872,943	–	–
Debt conversion to Series B-2a preferred stock	–	–	–	–	230,000
Net proceeds from sale of Series B preferred stock	–	–	–	–	2,830,803
Exercise of stock options and warrants	–	–	196	–	208
Stock-based compensation	–	–	98,211	–	98,211

Balance as of December 31, 2021	$–	$–	$19,344,778	$(33,197,464)	$(8,067,310)

See accompanying notes to financial statements.

(See Note 10 for additional information on equity conversion)

30

HYLETE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,731,787)	$(6,720,662)
Adjustments:
Depreciation and amortization	73,499	150,747
Stock-based compensation	98,211	170,897
Loss on legal settlements	–	1,049,067
Amortization of debt discounts	63,668	258,121
Net (gain) loss on disposal of long-term assets	(1,100)	497,504
Net (gain) loss on debt extinguishment	(10,000)	1,375,445
Issuance of Series AA preferred stock for employee severance	–	150,000
Goodwill impairment	426,059	–
Change in fair market value of Series A-2 warrant liability	(1,876,980)	(870)
Changes in:
Accounts receivable	25,408	131,370
Inventory	(269,595)	978,298
Vendor deposits	(275,315)	(165,872)
Other current assets	56,615	72,020
Accounts payable	634,675	(629,367)
Accrued expenses	136,201	(342,059)
Other current liabilities	250,000	–
Net Cash used in Operating Activities	(3,400,441)	(3,025,361)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(226,700)	–
Proceeds from sale of property and equipment	1,100	20,000
Purchases of intangible assets	–	(19,643)
Other non-current assets	61,250	(149,222)
Net Cash used in Investing Activities	(164,350)	(148,865)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on loans payable	702,300	1,522,955
Payments on loans payable	(433,973)	(233,380)
Net proceeds from sale of common stock	318,591	797,572
Subscription receivable	52,930	(32,034)
Common stock to be issued	–	(21,400)
Net proceeds from sale of preferred stock	2,830,803	100,000
Net Cash provided by Financing Activities	3,470,651	2,133,713

NET CHANGE IN CASH AND CASH EQUIVALENTS	(94,140)	(1,040,513)
CASH AND CASH EQUIVALENTS, beginning of year	153,801	1,194,314
CASH AND CASH EQUIVALENTS, end of year	$59,661	$153,801
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$805,092	$810,875
Cash paid for income taxes	$800	$807
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Reclassification of preferred stock warrant liability to additional paid-in capital	$182,991	$–
Accretion of preferred stock dividends	$259,412	$565,990
Accretion of preferred stock discounts	$–	$4,563
Elimination of preferred stock redemption characteristic	$14,581,929	$–
Equity conversion to Series B preferred stock	$11,872,943	$–
Debt conversion to Series B preferred stock	$230,000	$–
Debt conversion to Series AA preferred stock	$–	$4,092,623
Accrued interest added to principal balance	$–	$57,000
Accrued interest and fees added to equity balance of Series B-1 purchase	$245,946	$–

See accompanying notes to financial statements.

31

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as “HYLETE” or the “Company”). The Company reincorporated in Delaware in January 2019. The Company’s principal corporate office is located at 11622 El Camino Real Suite 100, San Diego, California 92130, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company specializes in the design, development, and distribution of premium performance apparel, direct to consumers through its own website, affiliate marketing partners and select third party retailers.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the Company assigned most of the workforce in our San Diego headquarters to work from home. As of the date of this report, the majority of the Company’s work force is continuing to work from home. We expect to return to the office sometime in 2022.

As the Company’s third-party logistics partner is qualified as essential businesses as defined by the relevant regulations, we continued to ship from our fulfillment center with little disruption. Early in the pandemic, the reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays. We have not experienced any significant disruptions in our supply chain or any significant carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the Company has experienced stable demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has a working capital deficit of $0.5 million and an accumulated deficit of approximately $33.2 million as of December 31, 2021. The Company requires substantial capital to implement their plans and meet obligations as they become due. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

To fund operations, the Company has been working with our investors as well as our lenders. Based on our business and development plans, the Company is dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from the date of this report. As of May 2, 2022, we do not have capital to fund operations through the end of Q2 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

32

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

33

The Company's preferred stock warrant liabilities are carried at fair value. The fair value of the Company’s preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 9). Changes in preferred stock warrant liabilities during the years ended December 31, 2021 and 2020 are as follows:

Fair Value of Significant Unobservable Inputs Fair Value
Preferred Warrants

Outstanding as of December 31, 2019	$2,060,841

Warrants granted	–
Change in fair value	(870)
Reclassification to additional paid-in capital	–

Outstanding as of December 31, 2020	$2,059,971

Warrants granted	$–
Change in fair value	(1,876,980)
Reclassification to additional paid-in capital	(182,991)

Outstanding as of December 31, 2021	$–

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of December 31, 2021 and 2020. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2021 and 2020, the Company wrote off $3,818 and $6,046 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company’s vendors for inventory purchases to be produced and received at a future date.

34

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and were amortized using the straight-line method. During the years ended December 31, 2021 and 2020, we amortized $0 and $54,822, respectively. As of December 31, 2020, product designs were fully amortized.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit’s carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the years ended December 31, 2021 and 2020, a goodwill impairment of $426,059 and $0 was recorded, respectively.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the year ended December 31, 2021, no impairment was needed. During the year ended December 31, 2020, we expensed items related to patents and trademarks which no longer represented long-lived assets.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

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Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, at December 31, 2020 the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control. The potential redemption feature no longer exists as of December 31, 2021, and the preferred stock is now shown inside the stockholders’ deficit section. (See Note 10).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, which resulted in a discount to the redeemable preferred stock. The discount was amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which were required to be paid upon redemption were accrued and recorded within preferred stock and additional paid-in capital. The potential redemption feature no longer exists as of December 31, 2021.

Warrants to purchase preferred stock – The Company accounted for freestanding warrants related to preferred shares that were redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock were classified as liabilities on the balance sheet at fair value because the warrants may have conditionally obligated us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. The potential redemption feature no longer exists as of December 31, 2021. See Note 9 for additional information.

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company’s liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. The Company generally allows a 60 day right of return to its customers. The Company has a reserve for returns of $62,915 and $117,808 recorded within accrued expenses as of December 31, 2021 and 2020, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2021 and 2020, deferred revenue of approximately $234,000 and $240,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $234,000 and $210,000 related to credits provided to equity investors in connection with their investments as of December 31, 2021 and 2020, respectively.

During 2018 and 2017, the Company offered investors a store credit at HYLETE.com in the amount of 10% of their equity investment(s) for that year. When investors utilize their store credit the deferred revenue is recognized, and the liability associated with the store credit is removed from the balance sheet.

For the loyalty program, the Company increases or decreases the loyalty points liability based on point balance at the end of each month. The liability is recognized in accrued expenses on the balance sheet. The liability calculation is equal to the total points accrued multiplied by the cash value multiplied by the percentage of predicted use multiplied by the estimated cost of goods sold.

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Cost of sales – Cost of sales consists primarily of inventory and freight in.

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $169,000 and $272,000, for the years ended December 31, 2021 and 2020, respectively. Total shipping and handling costs included in operating expenses was approximately $1,321,000 and $1,443,000, for the years ended December 31, 2021 and 2020, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to approximately $1,270,000 and $848,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company’s legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of the years ended December 31, 2021 and 2020, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

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Basic loss per common share – Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of the years ended December 31, 2021 and 2020, the effect of dilutive securities was anti-dilutive and thus is not included. For the years ended December 31, 2021 and 2020, total shares excluded were 61,896,415 and 32,350,318, respectively (shares that would result from the conversion of the convertible bonds are not included due to the fact that the conversion price cannot be determined at this time). Basic and dilutive net loss per common share for the years ended December 31, 2021 and 2020, includes accrued preferred stock dividends of $259,412 and $565,990, and preferred stock discount accretion of $0 and $4,563, respectively, as an increase to net loss available for common shareholders.

Total shares excluded consisted of the following for the years ended December 31, 2021 and 2020:

	2021	2020

Common stock options	1,457,689	2,187,683
Common stock warrants	1,456,800	1,456,800
Preferred stock shares	56,892,179	26,616,088
Preferred stock warrants	2,089,747	2,089,747
	61,896,415	32,350,318

Recently issued accounting pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020

Auto	$47,784	$49,576
Computer Hardware and Software	60,859	79,325
Office Furniture, Fixtures and Equipment	61,388	73,177
Leasehold Improvements	–	75,419
Website Development	354,029	252,529
Production Molds	215,500	90,300
	739,560	620,326
Accumulated Depreciation	(546,030)	(579,997)
	$193,530	$40,329

Depreciation and amortization expense related to property and equipment amounted to approximately $73,000 and $96,000 for the years ended December 31, 2021 and 2020, respectively.

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Note 5 – Loans Payable, Related Party

 On June 29, 2016, the Company entered into a senior credit agreement with a lender (Black Oak Capital). Black Oak Capital is also the lead investor in the Series B Round, which had its initial funding in June 2021. Black Oak Capital has elected two of the four current directors and has the right to elect the 5th director. Under the initial senior credit agreement with Black Oak Capital, the principal was due three years from the date of issuance on June 29, 2019. The lender had offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, which is payable monthly. In July 2017, the Company amended and restated the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. In March 2019, the lender distributed $1,100,000 of the expected $1,725,000. On August 1, 2019, the Company issued $500,000 of additional promissory notes to Black Oak Capital as part of a reduction of its senior note from $5,375,000 to $5,000,000 and an additional funding of $125,000. On December 31, 2019, the Company amended the senior credit agreement to extend the maturity date to January 31, 2020, a replacement from its original maturity date of December 31, 2019.

In the first quarter of 2020, the Company issued $500,000 of additional promissory notes to Black Oak Capital with an initial maturity date of December 31, 2020. The Company pays interest on these additional promissory notes on a monthly basis at a rate of 12.5% per annum. As part of this transaction, Black Oak Capital (1) extended the maturity date of $5,000,000 of senior notes to April 1, 2021 and (2) added an extension fee of $250,000 for the senior secured notes and $25,000 for the promissory note to be paid on the Note Maturity Date or earlier repayment of the Loans, which is recorded as a loan premium to the debt. The loan premium is amortized using the straight-line method over the term of the Loans. For the years ended December 31, 2021 and 2020, the Company amortized $50,000 and $200,000 for the senior secured notes and $0 and $25,000 for the promissory note to interest expense.

In December 2020, the Company amended the senior credit agreement to borrow an additional $250,000 and extended the $500,000 promissory note maturity date to April 1, 2021, originally December 31, 2020. The maturity date of the additional $250,000 occurs upon a Change of Control of the Borrower. The $250,000 note is comprised of $180,500 in new funds, $57,000 in otherwise due to lender in the form of interest payments under the credit agreement “September 2020 Interest Payment”, and a closing fee of $12,500. The new note accrues interest at the maximum rate permitted by law and an amount calculated as follows: (A) if all amounts due are satisfied on or before November 15, 2021, the interest rate would be equal to 200% of principal amount; (B) if any amount due remains outstanding after November 15, 2021, the interest would be equal to 250%, with such amount increasing 50% if the aggregate principal amount for each six calendar month period following June 15, 2021 up to a maximum of 400%. Interest under this new note is paid solely upon a Change of Control of Borrower. As of December 31, 2021 and 2020, the Company had outstanding accrued interest of $281,250 and $31,250, respectively, related to this note, which was recorded to interest expense. With the exception of debt described in the preceding sentence, the Company pays the interest on a monthly basis related to all other debt under this senior credit agreement.

In March 2021, the Company amended its senior credit agreement to borrow from Black Oak Capital an additional $250,000. The Company pays interest on a monthly basis at a rate of 12.5%, per annum. In November 2021, Black Oak Capital advanced $250,000 to the Company, which has been classified as other current liabilities.

The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained. As of December 31, 2020, the Company was in compliance with all financial and non-financial covenants. As of December 31, 2021, the Company was NOT in compliance with the financial and non-financial covenants. These compliance failures were rectified by the debt conversion agreement described below.

The senior credit agreement was secured by substantially all the Company's assets and shareholder shares in which have been pledged as additional collateral.

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As of December 31, 2021 and December 31, 2020, the Company had outstanding borrowings of $6,000,000 and $5,750,000, respectively, under its senior credit agreement. On April 1, 2022, Black Oak Capital elected to convert all of the debt ($6,000,000) into Series B-2b Preferred Stock. Thus, the Company reflected the senior credit agreement as a long-term liability as of December 31, 2021. See Note 18 for additional information on conversion.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount and loan premium to the senior credit agreement. For the years ended December 31, 2021 and 2020, the Company recorded debt discounts of approximately $12,500 and $37,500 and loan premiums of $50,000 and $225,000, respectively, related to costs for obtaining the senior credit agreement. As of December 31, 2021 and 2020, discounts and loan premiums of approximately $73,000 and $252,000, respectively, had been amortized to interest expense in conjunction with this agreement. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. As of December 31, 2021 and 2020, a debt discount $0 and $10,417 remained, respectively.

Note 6 – Loans Payable

In October 2019, the Company entered a PayPal Working Capital business loan offered by WebBank for $200,000. The Company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 10% of the Company’s sales proceed transacted via PayPal were deducted daily from the Company’s PayPal merchant account. A minimum payment of $20,592 was required every 90 days. In July 2020, the loan was paid in full. In the same month, the Company entered a new loan with PayPal Working Capital for $75,000 with similar payment terms and paid a one-time fixed loan fee of $960, which was recorded as interest expense. In November 2020, the loan was paid in full, and the Company entered another loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $4,212, which was recorded as interest expense. In April 2021, the loan was paid in full. In the same month, the Company entered a new loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $8,790, which was recorded as interest expense. As of December 31, 2021 and 2020, a loan balance remained of $95,323 and $106,550, respectively.

In January 2021, the Company entered a Stripe Capital Program loan offered by Celtic Bank for $36,000. The Company paid a one-time fixed loan fee of $6,048, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 19.80% of the Company’s sales proceed transacted via Stripe were deducted daily from the Company’s Stripe merchant account. A minimum payment of $4,672 was required every 60 days. In September 2021, the loan was paid in full. In November 2021, the Company entered a new loan with Stripe Capital Program for $66,300 with similar payment terms and paid a one-time fixed loan fee of $10,475, which was recorded as interest expense. As of December 31, 2021, a loan balance of $29,014 remained.

The Company applied for assistance via three programs being offered by the Small Business Administration (“SBA”) in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan; the Economic Injury Disaster Loan (“EIDL”) and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, the Company received $10,000 for the Economic Injury Disaster Loan Emergency Advance. In the second quarter of 2020, the Company was approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a mature date of two years of first disbursement of this loan. No payments were due on this loan for six months from the date of disbursement. Interest continued to accrue during the deferment period. The Company was eligible to apply for loan forgiveness 8 weeks after the first disbursement. The amount of forgiveness was calculated in accordance with the requirements of the PPP, including the provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Not more than 25% of the amount forgiven could be attributable to non-payroll costs. The Company applied for forgiveness of the PPP loan in the third quarter of 2020. On November 2, 2020, the Company received forgiveness of the PPP loan of $482,555 in principal and $2,480 in accrued interest, with the SBA deducting $10,000 for the EIDL loan emergency advance, leaving a principal balance of $10,000 on the loan. Monthly payments of $593 for the remaining balance of $10,000 and accrued interest started in December 2020 and go through the maturity date of May 1, 2022. As of December 2021 and 2020, a loan balance of $0 and $9,460 remained. In February 2021, the loan balance was forgiven, and all payments and interest were returned to the Company. On June 4, 2020, the EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin thirty months from the date of the note. The balance of principal and interest will be due thirty years from the date of the note. As of December 31, 2021 and 2020, the Company had outstanding accrued interest for the EIDL loan of $8,861 and $3,236, respectively, which was recorded as interest expense.

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Note 7 – Promissory Notes Payable

On June 27, 2018, the Company received $200,000 under a promissory note (the “Second June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrued on the loan amount at a monthly rate of 1.5%, paid monthly. For the years ended December 31, 2021 and 2020, accrued interest was $0 and $3,000, respectively. The Company paid fees of $10,000, which were recorded as a discount to the Promissory Note and fully amortized as of December 31, 2019. In 2019, the Company offered its debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. This debt holder elected to convert existing debt (principal only) and debt had been reclassed to Convertible loan payable on the balance sheet. This is an extinguishment of existing debt and a beneficial conversion would have been recorded upon an IPO, as it was contingent before conversion feature. In June 2020, the note maturity date was extended to June 26, 2021. In September 2021, the note holder elected to convert all amounts due, principal and interest, into Series B-2a Preferred Stock. See Note 10 for additional information on conversion.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the Company received proceeds of $821,000. In the first quarter of 2019, the Company received the remaining proceeds of $125,000. As of December 31, 2019, total Class A Bonds issued was $946,000, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, the Company paid fees of $67,845, which was recorded as a discount to the bonds. The discount was amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. For the years ended December 31, 2021 and 2020, the Company amortized $3,251 and $5,938, respectively to interest expense. For the years ended December 31, 2021 and 2020, a discount of $0 and $3,251 remained, respectively.

In June 2019, the Company offered its Class A Bond debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. As of December 31, 2019, Class A Bond debt holders electing to convert represented $684,000 of debt and has been reclassed to Convertible bonds on the balance sheet. This is an extinguishment of existing bonds and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

In June 2021, the Company asked bondholders to vote for an extension on their bonds. In August 2021, the bondholder vote passed with more than 51% consent, resulting in the original maturity date of each Class A Bond being extended by three years.

As of December 31, 2021, the following is a schedule of principal amount maturities for all loans, convertible loans, promissory notes, bonds and convertible bonds payable:

Year Ending December 31,	Third Party	Related Party

2022	$124,337	$6,000,000
2023	–	–
2024	821,000	–
2025	125,000	–
2026	–	–
Thereafter	150,000	–
	$1,220,337	$6,000,000

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Note 9 – Preferred Stock Warrant Liability

During 2021 and 2020, there were no issuance of Series A-2 Preferred Stock warrants in conjunction with a debt or purchase agreement. As of December 31, 2020, the Series A-2 Preferred Stock was contingently redeemable and, accordingly, the related warrants had been presented as a liability in accordance with ASC 480. The Warrants that were treated as a liability were measured to estimated fair value at each reporting period through June 2021. In June 2021, the warrants were revalued one last time and then reclassed to additional paid-in capital as the redemption feature was eliminated when the new Certificate of Incorporation was filed. The warrants have an exercise price of $0.01 and $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2020 was $2,060,000, which had been recorded as a liability. See Note 12 for additional information related to the valuation.

Note 10 – Preferred Stock

On June 14, 2021, the Company filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue a new series of Preferred Stock B, and convert the old series of Preferred Stock A, A-1, A-2 and AA to the new series of Preferred Stock B. Immediately prior to the effective date of the Certificate, the total number of shares the Company was authorized to sell was 88,682,500. The number of shares of Common Stock (“Old Common Stock”) authorized was 36,000,000. The number of shares of Preferred Stock (“Old Preferred Stock”) authorized was 52,682,500 consisting of 1,712,200 for Series A, 5,970,300 for Series A-1, 10,000,000 for Series A-2, and 35,000,000 for Series AA. The Old Preferred Stock contained a redemption right, which no longer exist with the conversion to the new Series B Preferred Stock. The Company is now authorized to issue two classes of Stock, Common Stock and Preferred Stock, for total shares of 288,000,000. The number of Common Stock authorized is 155,000,000 shares. The number of Preferred Stock authorized is 133,000,000 shares, which shall be divided into 1) 50,000,000 shares of Series B-1 Preferred Stock, 2) 7,000,000 shares of Series B-2a Preferred Stock, 3) 22,000,000 shares of Series B-2b Preferred Stock, 4) 19,000,000 shares of Series B-3 Preferred Stock, 5) 16,000,000 shares of Series B-4 Preferred Stock, and 6) 19,000,000 shares of Series B-5 Preferred Stock, collectively known as “Series B Preferred Stock” or “Preferred Stock.” Each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to a unit consisting of one share of Common Stock and one share of Series B-5 Preferred stock (“Common Stock Unit”). Any options and warrants or other rights to purchase Old Common Stock became an option, warrant, or right, or security convertible into, an equivalent number of Common Stock Units. After the effective date of this amendment, any new Common Stock will be issued as a unit consisting of one share of Common Stock and one share of Series B-5 Preferred Stock. All warrants exercisable for Series A-2 Preferred Stock became exercisable for an equivalent number of shares of B-4 Preferred Stock.

In June 2021, the Company entered into a stock purchase agreement that authorized and resulted in the sale and issuance of 9,825,113 shares of Series B-1 Preferred Stock at a purchase price of $0.10178 per share.

In July and August 2021, the Company entered into a stock purchase agreement that authorized and resulted in the sale and issuance of 19,650,226 shares of Series B-1 Preferred Stock at a purchase price of $0.10178 per share.

Conversion rights: Shares of Series B-5 Preferred Stock are not convertible. The holders of the Series B Preferred Stock (excluding Series B-5 Preferred Stock) shall have the rights with respect to the conversion of their respective Series B Preferred Stock into shares of Common Stock. Series B Preferred Stock conversion rate shall be obtained by dividing the respective original issue price for the Series B Preferred Stock. The conversion price for Series B-1, Series B2a, Series B-2b, B-3 and B-4 Preferred Stock shall initially be the original issue price of the Series B Preferred Stock issue price. Such initial Preferred Stock conversion price shall be adjusted from time to time.

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Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holder of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, respectively. First an amount per share of Series B-1 Preferred Stock and Series B-2a Preferred Stock equal to three times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each shares held by them on a pro rata basis. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of the Series B-1Preferred Stock and Series B-2a Preferred Stock, of the liquidation preferences set forth, then such assets (or consideration) shall be distributed among the holders of Series B-1 Preferred Stock and Series B-2a Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then second, an amount per share of Series B-2b Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2b Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2b, then such assets (or consideration) shall be distributed among the holders of Series B-2b at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then third, an amount per share of Series B-3 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3, then such assets (or consideration) shall be distributed among the holders of Series B-3 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then forth, an amount per share of Series B-4 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-4, then such assets (or consideration) shall be distributed among the holders of Series B-4 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then fifth, an amount per share of Series B-2b Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2b Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2b, then such assets (or consideration) shall be distributed among the holders of Series B-2b at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then sixth, an amount per share of Series B-3 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3, then such assets (or consideration) shall be distributed among the holders of Series B-3 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then seventh, an amount per share of Series B-4 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-4, then such assets (or consideration) shall be distributed among the holders of Series B-4 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then eighth, an amount per share of Series B-5 Preferred Stock equal to $0.50 for each share held by them. If, upon any liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-5 Preferred Stock, then such assets (or consideration) shall be distributed among the holders of Series B-5 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to.

After the payment of full liquidation preferences of the Series B Preferred Stock, the remaining assets of the Company legally available for distribution ratably to the holders of the Common Stock and Series B Preferred stockholders (excluding Series B-5 Preferred Stock) on an as-if converted basis in proportion to the number of shares of Common Stock held by each such holder.

Voting rights: The holders of Preferred Stock (excluding all shares of Series B-5 Preferred Stock) shall be entitled to the number of votes equal to the whole number of shares of Common Stock into which such shares of Preferred Stock could be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. The Series B-5 Preferred Stock itself shall carry no voting rights, but the Common Stock, after the effective date of the Second Amended and Restated Certificate of Incorporation, shall maintain its voting rights of one vote per share. In addition to any greater or additional vote required by law of the Second Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the outstanding Preferred Stock (excluding all shares of Series B-5 Preferred Stock), voting together on an as-converted basis, shall be necessary for effecting or validating actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise).

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Detail information in support of Statement of Stockholders’ Deficit

HYLETE, INC.

STATEMENT OF STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Preferred Series B-1		Preferred Series B-2a		Preferred Series B-2b		Preferred Series B-3		Preferred Series B-4
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2020:	–	$–	–	$–	–	$–	–	$–	–	$–

Elimination of preferred stock redemption characteristic	–	–	–	–	–	–	–	–	–	–

Equity conversion to Series B preferred stock	–	–	–	–	–	–	14,142,088	1,439,382	12,474,000	1,269,604

Debt conversion to Series B-2a preferred stock	–	–	800,752	230,000	–	–		–	–	–

Net proceeds from sale of Series B preferred stock	29,475,339	2,830,803	–	–	–	–		–	–	–

Balance as of December 31, 2021:	29,475,339	$2,830,803	800,752	$230,000	–	$–	14,142,088	$1,439,382	12,474,000	$1,269,604

(Continued)

	Preferred Series A		Preferred Series A-1		Preferred Series A-2		Preferred Series AA
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance as of December 31, 2020:	–	$–	–	$–	–	$–	–	$–

Elimination of preferred stock redemption characteristic	1,712,200	621,973	5,970,300	3,464,645	4,791,500	4,294,687	14,142,088	6,200,623

Equity conversion to Series B preferred stock	(1,712,200)	(621,973)	(5,970,300)	(3,464,645)	(4,791,500)	(4,294,687)	(14,142,088)	(6,200,623)

Debt conversion to Series B-2a preferred stock	–	–	–	–	–	–	–	–

Net proceeds from sale of Series B preferred stock	–	–	–	–	–	–	–	–

Balance as of December 31, 2021:	–	$–	–	$–	–	$–	–	$–

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Note 11 – Common Stock

In the first and second quarter of 2020, the Company sold 62,764 shares of Class A common stock, including 21,372 shares issued to StartEngine for 2% of amount raised in equity for compensation of services provided, for net proceeds of $13,924. A deposit hold of $2,082 was reclassed to subscription receivable. The Company paid escrow fees of $4,411 for the offering. On July 28, 2020, the remaining deposit hold of $18,568 was released.

On January 6, 2020, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to consolidate the outstanding Class A Common Stock and Class B Common Stock into a single class of Common Stock (Class A) with the same voting rights as the existing Class A Common Stock. The number of shares of common stock authorized to be issued is 36,000,000 shares.

On March 31, 2020, the Company commenced an offering pursuant to Regulation A under the Securities Act (the “Offering”), pursuant to which it offered to sell up to 12,000,000 shares of its Common Stock, at a price of $1.00 per share. The Company utilized the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital. For the years ended December 31, 2021 and 2020, the Company sold shares of 380,647 and 951,665, respectively for net proceeds of $318,383 and $740,876, respectively from the Offering. As of December 31, 2020, a deposit hold of $52,930 was reclassed to subscription receivable, which was fully released in 2021. The Company paid fees to StartEngine of $15,000 for services provided prior to commencing. Other fees include a 7% commission fee based on dollar amount received from investors and 5% commission paid in warrants for shares with the same terms as the Offering. As of December 31, 2021, the Company is obligated to issue 66,616 in warrants to StartEngine in connection with the Offering.

In May 2021, an employee exercised their options and purchased 11,900 shares of common stock for net proceeds of $208.

On June 14, 2021, the Company filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to among other things, authorize each share of Common Stock issued and outstanding immediately prior to the effective date of the amendment to be automatically reclassified as to one share of Common Stock and one share of Series B-5 Preferred Stock (“Common Stock Unit”). See Note 10 for additional details on the Second Amended and Restated Certificate of Incorporation

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Note 12 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (See Note 5). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 5) and Series A-2 preferred stock purchase agreements. The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 5). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In December 2020, the Company issued 950,000 common stock warrants to Robert Orlando in conjunction with the settlement of the Hybrid Athletics case (See Note 17).

The Company estimates the fair value of warrants using the Black-Scholes pricing model and recognizes warrant forfeitures as they occur, as there is insufficient historical data to estimate. The risk-free rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s warrants. The expected term is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrants. The simplified method was used by the Company due to insufficient historical data. Volatility is based on historical volatility of comparable public companies. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its preferred or common stock, and the Company did not anticipate paying any cash dividends.

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2021 and 2020 using the following assumptions for the years ended December 31, 2021 and 2020.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

	2021	2020
Expected life of preferred stock warrants	2.00	2.00
Expected stock price volatility	36.0%	33.0%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	0.25%	0.13%

Weighted average variables in accordance with the common stock warrants:

2020
Expected life of common stock warrants	10.00
Expected stock price volatility	33.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.37%

There were no common stock warrants granted for the year ended December 31, 2021.

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2020	3,546,547	0.07	8.43

Forfeited	–	–
Granted	–	–

Outstanding as of December 31, 2021	3,546,547	$0.07	7.43

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Note 13– Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 2,746,500 shares of common stock. In July 2020, the Incentive Plan was amended and restated to account for the increase of share limit available by 1,000,000 shares, change the Plan’s governing law from California to Delaware, extend the term of the Plan, and make other necessary technical changes. As of December 31, 2021 and 2020, there were 1,226,911 and 680,317 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2021 and 2020, the Company issued 75,000 and 877,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms.

For the years ended December 31, 2021 and 2020, the Company recognized $98,211 and $170,897, respectively, of stock compensation expenses related to stock options. The total stock-based compensation was recognized in sales and marketing expenses in the amount of $27,801 and $54,595, respectively, and general and administrative expenses in the amount of $70,410 and $116,302, respectively, for the years ended December 31, 2021 and 2020.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model and recognizes stock option forfeitures as they occur, as there is insufficient historical data to estimate. The risk-free rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options. The expected term is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The simplified method was used by the Company due to insufficient historical data. Volatility is based on historical volatility of comparable public companies. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the years ended December 31,

	2021	2020
Expected life of options	4.50	6.50
Expected stock price volatility	36.00%	33.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	0.74%	0.45%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2020	2,187,683	0.67	9.89

Forfeited	(793,094)	0.13
Exercised	(11,900)	0.02
Granted	75,000	0.60

Outstanding as of December 31, 2021	1,457,689	0.69	7.21

Outstanding as of December 31, 2021, vested	1,173,479	$0.72	6.89

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Note 14 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $80,000 and $104,000 to the Plan during the years ended December 31, 2021 and 2020, respectively.

Note 15 – Major Suppliers and Customers

For the year ended December 31, 2021, purchases from three suppliers represented approximately 89% of total inventory purchases. As of December 31, 2021, $1,213,281 or 39% of accounts payable was due to these suppliers. For the year ended December 31, 2020, purchases from three suppliers represented approximately 95% of total inventory purchases. As of December 31, 2020, approximately $629,411 or 25% of accounts payable was due to these suppliers. Loss of these vendors would cause an adverse impact.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 16 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company’s net deferred tax assets at December 31, 2021 and 2020 is approximately $8,168,000 and $6,973,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2021 and 2020, the Company’s valuation allowance increased by approximately $1,195,000 and $1,050,000, respectively.

At December 31, 2021, the Company had federal net operating loss carry forwards of approximately $26,391,000 and state net operating loss carry forwards of $26,214,000. The federal and California net operating losses expire on various dates through 2036. Net operating loss carry forwards generated during 2018 and after don’t expire.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California and Texas state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016.  The Company currently is not under examination by any tax authorities.

Note 17 – Commitments and Contingencies

Operating leases – Under the terms of its most recent lease, the Company leased its office facility for a monthly rent of approximately $2,200. Total rent expense for the years ended December 31, 2021 and 2020 was approximately $53,000 and $130,000, respectively. On March 10, 2020, the lease was renewed through March 31, 2021. On March 31, 2021, the Company let the lease expire on the bulk of its office space and signed a lease for a subset of the space at a cost of $2,246 with an expiration date of March 31, 2022. In March 2022, the Company let this lease expire and signed a temporary lease for shared office space at a cost of $5,745 per month with an expiration date of May 31, 2022. The Company has the option to extend this lease on a month-to-month basis after the expiration date.

48

Capital leases – In April and August 2015, the Company entered into two leases for vehicles, both of which have been paid in full. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. In August 2020, one of the vehicles with a carrying value of $0 was sold for $20,000. The second vehicle is still owned by the Company.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality, we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

Deferred Compensation – On July 23, 2016, the Company entered into an employment agreement with Ronald Wilson, the CEO at that time, that entitled him to a deferred compensation in the amount of 25% of his annual base salary. The deferred compensation was to be deferred until such time as Mr. Wilson is no longer employed by the Company or payment is agreed upon by the board of directors. On April 23, 2020, the CEO separated from the Company.  A separation agreement was reached in June 2020 with the following terms: (1) total gross amount of $50,000 paid within one business day after Mr. Wilson executed the agreement; (2) total gross amount of $50,000 paid within seven business days of effective date; (3) $100,000 shall be deemed paid in form of 200,000 shares of Series AA Preferred Stock at $0.50 per share; (4) total gross amount of $200,000 paid in twelve cash payments of $16,666.67 on a monthly basis. In June 2020, the Company had accrued liabilities of $400,000 of deferred compensation per Mr. Wilson’s agreement. As of December 31, 2020, $200,000 was paid in cash and $100,000 paid in the form of 200,000 shares of Series AA Preferred Stock to Mr. Wilson as part of the agreement, leaving $100,000 remaining in accrued deferred compensation. Deferred compensation expense for the years ended December 31, 2021 and 2020 was $0 and $233,048, respectively. As of December 31, 2021, all deferred compensation was paid in full.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2021 and 2020.

Hybrid Athletics, LLC (“HA”), filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

On December 11, 2020, the Company reached a settlement agreement with HA and Rob Orlando for (1) a one-time payment of $1,000,000 paid to HA within five business days of the execution of the settlement agreement, paid by Farmers Insurance, (2) a total sum of $100,000 paid in four annual installments of $25,000 each to Rob Orlando on November 1, 2021, November 1, 2022, November 1, 2023, and November 1, 2024, and (3) a stock purchase warrant in the form of 950,000 shares of Class A Common Stock at a purchase price of $0.001 per share paid to Rob Orlando. The parties have dismissed the claims and counterclaims.

49

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the U.S. District Court claims to our carrier within days of the case’s commencement. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith. On March 10, 2020, the Superior Court of California, County of San Diego granted the Company’s motion for summary adjudication against Farmers Insurance. Farmers Insurance then filed a petition for peremptory or alternative writ of mandate and a request for immediate stay. This request was read and considered by the Court of Appeal and the petition and request were denied on April 16, 2020. In June 2020, we have received reimbursement of legal fees of $574,419 from Farmers. We believe that we had proper coverage under our policy with the carrier and that they are financially responsible for the remainder of our defense costs in the U.S District Court case. In November 2020, the Company reached a settlement agreement with Farmers for full release and satisfaction of all claims. Therefore, Farmers agreed to (1) pay $1,000,000 to HA, and (2) $875,000 paid jointly to Procopio and HYLETE, both made and delivered within fifteen days of the execution of this release.

The Company entered into an engagement letter calling for the execution of an underwriting agreement for an anticipated IPO. The Company agreed to grant the underwriters an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares were to be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable expenses incurred in connection with this transaction. As of December 31, 2019, the Company paid $57,755 and accrued an additional $50,000, all of which has been recorded as an expense to Withdrawal of IPO. The Company also agreed to reimburse the underwriters for legal fees of $125,000, which has been accrued by the Company and recorded as an expense to Withdrawal of IPO. In September 2020, the Company learned that the fees owed were only $60,000, thus $65,000 was credited to Withdrawal of IPO for legal fees accrued.

Note 18 – Subsequent Events

Pending Litigation

On February 23, 2022, the Company received a copy of a civil complaint filed in California State Court by the Company’s former CEO, Ronald L. Wilson, II (the “Complaint”), and naming as defendants, the Company, several of its current, and former, Board Members, one of its officers, and the Company’s principal investor, Black Oak Capital (“Black Oak”). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between the Company and Mr. Wilson, and the Company’s most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The Company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the Company and Black Oak believe they will be successful in defending against Mr. Wilson’s claims, there can be no assurance as to the outcome of this lawsuit.

Crossroads Financing ABL

In January 2022, the Company entered into a loan and security agreement with Crossroads Financing, LLC (“Crossroads”) to borrow up to $1,700,000 based on a borrowing base of up to 75% of inventory cost or up to 85% of net orderly liquidation value with an initial term of two years from the date hereof. Interest rate per annum rate equal to the greater of three-month LIBOR rate plus 16% or 16%. Along with this transaction, the Company signed a three-party intercreditor and subordination agreement with Black Oak Fund4, LLC and Crossroads. The Company has borrowed $1,562,956 to date.

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Stripe Capital Program Loan

Subsequent to December 31, 2021, the Company has borrowed an additional $53,436 from Stripe Capital with a fixed fee of $12,348 and a repayment rate of 20% of daily merchant receivables withheld to repay loan.

Black Oak Debt Conversion

Subsequent to December 31, 2021, the Company signed a debt conversion and release agreement with Black Oak Capital, which converted all of the debt ($6,000,000) into shares of B-2b Preferred Stock at a price of $0.28723 per share, and equivalent to 20,889,183 shares of B-2b Preferred Stock. The Company also agreed to issue an additional 1,044,459 shares of B-2b Preferred Stock, which represented a 5% closing fee on the amount of debt converted.  As a result of the conversion of the debt, the Company and Black Oak agreed that all prior agreements and any claims that Black Oak had in connection with the prior agreements were terminated.

The Company has evaluated subsequent events that occurred after December 31, 2021 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

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ITEM 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

INDEX TO EXHIBITS

Item 4. Exhibits

2.1	Second Amended and Restated Certificate of Incorporation (2)
2.2	Bylaws (3)
2.3	First Amendment to Bylaws (4)
2.4	Second Amendment to Bylaws (28)
3.1	Investor Rights Agreement dated as of July 16, 2015 (5)
3.2	Voting Agreement dated as of July 16, 2015 (6)
3.3	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (7)
3.4	Form of Series A-2 Preferred Stock Warrant (8)
3.5	Form of Series A-2 Preferred Stock Warrant (Black Oak) (24)
3.6	Form of Class A Stock Warrant (9)
3.7	Form of Class A Bond (10)
4	Form of Subscription Agreement (11)
6.1	First amended and restated senior credit agreement dated July 28, 2017, between HYLETE, Inc., certain stockholders of HYLETE, Inc., Black-Oak-HYLETE-Senior-Debt, LLC, and HYLETE-Senior Debt, LLC. (12)
6.2	Amendment Nos. 1 through 7 to First Amended and Restated Senior Credit Agreement (25)
6.3	Employment agreement dated June 13, 2019, by and between HYLETE, Inc. and Adam Colton (13)
6.4	Form of Option Award Agreement (14)
6.5	2015 Equity Incentive Plan (15)
6.6	Asset Purchase agreement dated May 31, 2018, between GRACEDBYGRIT, Inc., and HYLETE, Inc. (17)
6.7	Form of Loan Conversion Agreement dated January 6, 2020 (18)
6.8	Separation Agreement and General Release of All Claims between the Company and Ronald Wilson dated June 14, 2020 (20)
6.9	Separation Agreement and General Release of All Claims between the Company and Matthew Paulson dated June 15, 2020. (21)
6.10	Settlement Agreement by and among (a) Hylete, Inc, Ronald L. Wilson II and Matthew Paulson and (b) Hybrid Athletics, LLC and Robert Orlando, dated December 15, 2020. (22)
6.11	Debt Conversion Agreement (26)
6.12	Loan and Security Agreement between Hylete, Inc. and Crossroads Financing, LLC dated January 5, 2022
8	Form of Escrow Agreement (23)

______________________

(2)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on June 21, 2021 and incorporated herein by reference.
(3)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K filed on April 30, 2019 and incorporated herein by reference.
(4)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on February 13, 2020 and incorporated herein by reference.
(5)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference.
(6)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference.
(7)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference.
(8)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1/A (Commission File No. 333-233036) filed on September 30, 2019 and incorporated herein by reference.

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(9)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1/A (Commission File No. 333-233036) filed on September 30, 2019 and incorporated herein by reference.
(10)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) filed by March 12, 2018 and incorporated herein by reference.
(11)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11158) filed on March 19, 2020, and incorporated herein by reference.
(12)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference.
(13)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on February 20, 2020 and incorporated herein by reference.
(14)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1/A (Commission File No. 333-233036) filed on September 30, 2019 and incorporated herein by reference.
(15)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference.
(17)	Filed as an exhibit to the Current Report on Form 1-U of HYLETE, Inc. filed on June 8, 2018, and incorporated herein by reference.
(18)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11158) filed on February 20, 2020, and incorporated herein by reference.
(20)	Filed as an exhibit to the Current Report on Form 1-U of HYLETE, Inc. filed on June 19, 2020, and incorporated herein by reference.
(21)	Filed as an exhibit to the HYLETE, Inc. Semi-Annual Report on Form 1-SA filed on September 23, 2020 and incorporated herein by reference.
(22)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed December 18, 2020, and incorporated herein by reference.
(23)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11158) filed on February 20, 2020, and incorporated herein by reference.
(24)	Filed as an exhibit to the HYLETE, Inc. Semi-Annual Report on Form 1-SA filed on September 23, 2020 and incorporated herein by reference.
(25)	Filed as an exhibit to the HYLETE, Inc. Semi-Annual Report on Form 1-SA filed on September 24, 2021 and incorporated herein by reference.
(26)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on April 5, 2022 and incorporated herein by reference.
(28)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on June 21, 2021 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 2, 2022.

HYLETE, Inc.

By /s/ Adam Colton

Principal Executive Officer HYLETE, Inc.

This report been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Colton

Adam Colton, Principal Financial Officer, Principal Executive Officer, Chief Financial Officer, Chief Executive Officer

Date: May 2, 2022

/s/ Lilia Nevarez

Lilia Nevarez, Principal Accounting Officer

Date: May 2, 2022

/s/ Kurt Hanson

Kurt Hanson, Director

Date: May 2, 2022

/s/ Doug Hegebarth

Doug Hegebarth, Director

Date: May 2, 2022

 /s/ Gregory Seare

Gregory Seare, Director

Date: May 2, 2022

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